SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2012
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

June 29, 2012
Sony Corporation

INVESTOR GROUP INCLUDING SONY CORPORATION OF AMERICA
COMPLETES ACQUISITION OF EMI MUSIC PUBLISHING

New York, June 29, 2012 -- Sony Corporation of America, a subsidiary of Sony Corporation, made the announcement noted above. For further detail, please refer to the attached English press release.

Upon the closing of this transaction, Sony Corporation of America, in conjunction with the Estate of Michael Jackson, acquired approximately 40 percent of the equity interest in the newly-formed entity that now owns EMI Music Publishing from Citigroup, and paid an aggregate cash consideration of 320 million U.S. dollars.  The impact of this acquisition has already been included in Sony’s consolidated results forecast for the fiscal year ending March 31, 2013 that was announced on May 10, 2012.  No impact from this acquisition is anticipated on such forecasts.

For Immediate Release

INVESTOR GROUP INCLUDING SONY CORPORATION OF AMERICA
COMPLETES ACQUISITION OF EMI MUSIC PUBLISHING

(New York, June 29, 2012) -- An investor group comprised of Sony Corporation of America, the Estate of Michael Jackson, Mubadala Development Company PJSC, Jynwel Capital Limited, the Blackstone Group’s GSO Capital Partners LP and David Geffen today announced the closing of its acquisition of EMI Music Publishing from Citigroup.  Sony/ATV Music Publishing, a joint venture between Sony and the Estate of Michael Jackson, will administer EMI Music Publishing on behalf of the investor group.

The acquisition brings together two of the leading music publishers, each with comprehensive and diverse catalogs of music copyrights covering all genres, periods and territories around the world.  EMI Music Publishing owns over 1.3 million copyrights, including the greatest hits of Motown, classic film and television scores and timeless standards, and Sony/ATV Music Publishing owns more than 750,000 copyrights, featuring the Beatles, contemporary superstars and the Leiber Stoller catalog.

"Music publishing, along with the rest of our entertainment companies, has been a bright spot in our business portfolio, and we expect that trend to continue with this important acquisition,” said Kazuo Hirai, President and CEO, Sony Corporation.  “Through our Sony/ATV Music Publishing joint venture with the Estate of Michael Jackson, Sony has become the world's preeminent music publishing operation, administering the most prolific and diverse catalog in the world."

Martin Bandier, Chairman and CEO of Sony/ATV Music Publishing, added, “Today is a truly special day. For me, the best part of being in the music publishing business has always been the opportunity to be associated with talented songwriters and great songs. As I become reunited with the company that has many of the greatest songwriters and songs of all time, I look forward to helping create the best music publishing company in the world, with the extraordinary talent–artists, songwriters and staff–at the combined Sony/ATV and EMI.”

EMI Music Publishing represents some of the most successful writers working in the music industry today including Beyoncé, Drake, Jay-Z, Norah Jones, Alicia Keys, P!nk, Scissor Sisters, Rihanna, Stargate, Usher, Kanye West, Pharrell Williams, Tinie Tempah, Duffy, Arcade Fire, Dallas Davidson, Don Omar, Alan Jackson and Hillary Scott.  Its remarkable catalog spans the decades with some of the greatest hits dating from the early 20th century to today.  EMI Music Publishing holds rights to some of the greatest Motown hits from the 1960s, including “Baby Love,” “Heard It Through the Grapevine” and “My Girl,” as well as other timeless standards, such as “Bohemian Rhapsody,” “Every Breath You Take” and “You’ve Got a Friend.”  Its catalog is home to a wide range of film and TV scores, including some of the most recognizable songs of all time, such as “New York, New York,” “Over the Rainbow” and “Have Yourself a Merry Little Christmas.”

Citi’s Corporate and Investment Bank acted as financial advisor to Citi and EMI Group.  Clifford Chance LLP, Shearman & Sterling LLP and Freshfields Bruckhaus Deringer LLP acted as legal advisors to Citi and EMI Group.  The Raine Group, Peter J. Solomon Company, UBS Investment Bank, Guggenheim Securities LLC and Shot Tower Capital acted as financial advisors to the investor group.  UBS Investment Bank acted as sole lead arranger of the senior credit facilities.  White & Case LLP, Weil, Gotshal & Manges LLP, Allen & Overy LLP, Arnold & Porter LLP, Baker & McKenzie LLP, Cleary Gottlieb Steen & Hamilton LLP, Greenberg Traurig LLP, Grubman Indursky & Shire, P.C., Kirkland & Ellis LLP, Paul, Weiss, Rifkind, Wharton & Garrison LLP and Ziffren Brittenham LLP acted as legal advisors to the investor group and Sony/ATV Music Publishing.

Sony Corporation of America
Sony Corporation of America, based in New York, NY, is the U.S. subsidiary of Sony Corporation, headquartered in Tokyo, Japan.  Sony is a leading manufacturer of audio, video, communications and information technology products for the consumer and professional markets.  Its motion picture, television, computer entertainment, music and online businesses make Sony one of the most comprehensive entertainment and technology companies in the world.  Sony's principal U.S. businesses include Sony Electronics Inc., Sony Computer Entertainment America LLC, Sony Pictures Entertainment Inc. and Sony Music Entertainment.  Sony recorded consolidated annual sales of approximately $79 billion for the fiscal year ended March 31, 2012, and it employs 162,700 people worldwide.

Sony/ATV Music Publishing
Sony/ATV Music Publishing, established in 1995 as a joint venture between Sony and Michael Jackson, is the world’s leading music publisher. Together with EMI Music Publishing, Leiber Stoller, Mijac, Motown and the Famous Music catalogs, Sony/ATV owns or administers more than 2 million copyrights, including some of the best known songs ever written. Sony/ATV’s catalog includes “New York, New York,” “All You Need Is Love,” “You’ve Got a Friend,” “Moon River,” “Jailhouse Rock,” “The Mission Impossible Theme,” “Ain’t No Mountain High Enough,” “Over the Rainbow,” “Stand By Me,” “I Heard It Through the Grapevine” and “Singin’ in the Rain.” In addition, Sony/ATV represents the copyrights of such legendary artists as The Beatles, Leonard Cohen, Neil Diamond, Bob Dylan, Marvin Gaye, Michael Jackson, Carole King, Kraftwerk, Joni Mitchell, Willie Nelson, Roy Orbison, Queen, The Rolling Stones, Richie Sambora, Sting, Wyclef Jean, Hank Williams and Stevie Wonder, among others.  Its ever-growing list of chart-topping artists, writers and producers includes Beyoncé, Fall Out Boy, Jessie J, Jay-Z, Norah Jones, Alicia Keys, Lady Antebellum, Lady Gaga, John Mayer, P!nk, RedOne, Shakira, Ed Sheeran, Stargate, Taylor Swift and Kanye West.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

 June 29, 2012